manatt manatt | phelps | phillips	Theodore Guth Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4131 E-mail: tguth@manatt.com

October 29, 2008

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington DC 20549-3628

Attention: Peggy Kim

Re:	Kaiser Ventures LLC
Schedule TO-I
Filed October 15, 2008
File No. 005-81572

Ladies and Gentlemen:

I am responding to the comments contained in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 23, 2008 (the “Letter”) regarding the Offer to Purchase (the “Offer to Purchase”) which is filed as Exhibit 99.(A)(1)(I) to the Schedule TO-I filed on October 15, 2008 by Kaiser Ventures LLC (the “Company”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Schedule TO-I

Offer to Purchase

When will Kaiser pay for the Units I tender, page 6

1. We note that in the event of proration, you do not expect to be able to commence payment until approximately 10 business days after the expiration date. Please tell us how this payment schedule complies with the requirement to pay promptly after the termination of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c). Refer also to Section II.D. of Release No. 34-43069 (July 24, 2000).

Response:

Consistent with my discussions with the Staff, the Offer to Purchase has been amended to reflect that payment to Unit holders will be made within 5 business days of the expiration date.

Securities and Exchange Commission

October 29, 2008

Determination of Offer Price; Dividends, page 18

2. Please note that security holders need to know what valuation methodologies were used in determining the amount of consideration offered. Please revise to summarize how the offer price was determined. If you or the general partner prepared a valuation for the partnership, please disclose the value along with the basis for value. If you decided not to perform a valuation analysis, investors may want to know why. Please also disclose any liquidation value that was calculated. Refer to Section III.B.1. of Release No. 34-43069.

Response:

In response to the Staff’s comment, the Offer to Purchase has been amended to include a summary of how the offer price was determined and also to disclose a liquidation analysis. “Section 7. Determination of Offer Price; Dividends” will be revised in its entirety as follows:

“SECTION 7. DETERMINATION OF OFFER PRICE; DIVIDENDS.

There is no public or secondary market for Kaiser’s Units, so no market prices are available for purposes of evaluating the Company Offer price. However, we have consistently projected the expected distributions from your Units to be $6.00 to $8.00 if the Eagle Mountain landfill litigation is favorably resolved and we complete the pending sale of the landfill project, and the balance of our assets are sold. Even if the landfill project is not successful, the future distributions on your Units are still estimated to be several times the MacKenzie Offer. In addition, these distributions do not include any value for a number of other potentially valuable assets of Kaiser, including the water from its wells, the sale of rock stockpiled at Eagle Mountain not used in the landfill project, and the development of our Lake Tamarisk land.

Our Company Offer price was established solely for the purpose of providing Unitholders who may need or desire an immediate liquidation of Units with an opportunity to sell their Units for a better price than the MacKenzie Offer price. Our Company Offer was ~~designed~~ priced to provide at least twice what we believe would be paid under the MacKenzie offer~~a significantly higher price for liquidity~~, without the uncertainties of that~~e MacKenzie~~ o~~O~~ffer. Even though the Board does not recommend the acceptance of this Company Offer, if Unitholders decide to sell their Units, this Company Offer gives the remaining Unitholders the opportunity to increase their share of the potential value inherent in Kaiser at what our Board believes is still a very attractive price to Kaiser to acquire Units.

As noted above, we priced the Company Offer based on the price of the MacKenzie Offer, and not on our expectations of potential distributions on the Units. Accordingly, we did not obtain any special third party valuation of the Units. However, after a review of our internal estimates, we continue to project distributions of $6.00 to $8.00 per Unit as early as the end of 2009 if the Eagle Mountain landfill litigation is favorably resolved and if we complete the pending sale of the landfill project on the current terms of the sale agreement with the Los Angeles County Sanitation District. As previously disclosed, a completed Eagle Mountain sale would provide us with approximately $41 million at the contractual sale price. Adding that amount to the approximately $9 million in unrestricted cash, cash equivalents and short

Securities and Exchange Commission

October 29, 2008

term investments on our balance sheet on June 30, 2008 would yield an aggregate of approximately $50 million, or approximately $7 per share. We do not have a market value for our interest in the West Valley MRF and our other assets, but we believe that the proceeds of the liquidation of those assets should be approximately sufficient to offset our liabilities, as well as administrative costs associated with a liquidation. We use a range of $6 to $8 dollars per Unit because the values of our remaining assets and liabilities, as well as the associated administrative costs, are inherently uncertain and subject to risks. However, the actual valuations and costs could affect the final distribution (either positively or negatively) by more than $1.00, and that deviation could be material. We urge that holders perform their own analysis of the value of our Units and use caution in relying on these or any other forward looking statements in doing so. In particular, we note that the successful sale of Eagle Mountain depends on the outcome of the current litigation and a number of other significant conditions, and this number has not been discounted for any risk. See “Forward Looking Statements.”

Kaiser had originally planned to offer $1.00 less up to $.10 per Unit in transfer costs. After discussions with the SEC and in order to better comply with applicable law, we restructured our offer to make a fixed offer at $.90 per Unit, without any deduction for transfer costs.”

Source and Amount of Funds, page 18

3. We note that you state the company holds “liquid capital” in the amount necessary to purchase units tendered in the tender offer. Please revise to state the specific source of funds. Refer to Item 1007(a) of Regulation M-A.

Response:

In response to the Staff’s comment, the Offer to Purchase has been amended to state that the specific source of funds is “cash or cash equivalents” of the Company.

Incorporation by Reference, page 19

4. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Response:

The Offer to Purchase has been amended to comply with the Staff’s comment.

***

In connection with responding to the Staff’s comments, the Company acknowledges that:

Securities and Exchange Commission

October 29, 2008

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (310) 312-4131 or my colleague, Ben Orlanski, Esq., at (310) 312-4126.

Very truly yours,

/s/ Theodore Guth

Theodore Guth, Esq.

cc: Terry Cook, General Counsel of Kaiser Ventures LLC